Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	October 27,	October 28,	October 29,	October 30,	October 25,
	2007	2006	2005	2004	2003
Earnings (loss) from continuing operations before taxes	$144,915	$98,352	$55,198	$(19,624)	$(134,697)
Fixed charges from continuing operations
Interest expense and amortization of debt discount and issuance costs on all indebtedness	6,414	7,082	7,693	10,677	13,339
Interest included in rent	5,159	3,616	3,578	3,722	7,579

Total fixed charges from continuing operations	11,573	10,698	11,271	14,399	20,917

Earnings (loss) before taxes and fixed charges	$156,488	$109,050	$66,469	$(5,225)	$(113,780)

Ratio of earnings to fixed charges (1)	13.5x	10.2x	5.9x	—	—
Coverage deficiency (2)	$—	$—	$—	$19,624	$134,697

(1)	The ratio of earnings to fixed charges was computed by dividing earnings (loss) from continuing operations before taxes by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount and issuance costs on all indebtedness, and (ii) one-third of all rental expense, which the Company considers to be a reasonable approximation of the interest factor included in rental expense.

(2)	Earnings were inadequate to cover fixed charges. For the years ended October 30, 2004 and October 25, 2003, the Company needed additional earnings of $19.6 million and $134.7 million, respectively, to achieve a ratio of earnings to fixed charges of 1.0x.